S 20004764 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-08193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle, Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho (724)776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / Chief Compliance Officer
Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2022
Commission number 1006274
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of E.E. Powell & Company, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 1992.

Pittsburgh, Pennsylvania
February 27, 2020

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	73,996
Deposit with Clearing Organization		100,000
Receivable from Clearing Organization		234,336
Prepaid Expenses and Other Assets		12,663
Right-of-Use Asset		38,910
Furniture and Equipment, Net of Accumulated Depreciation of $45,004		4,046
Total Assets	$	463,951

Liabilities and Stockholders' Equity

Liabilities		
Accrued Payroll and Related Liabilities	$	71,159
Lease Liability		38,910
Total Liabilities		110,069
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding		321,913
Paid in Capital		31,969
Total Stockholders' Equity		353,882
Total Liabilities and Stockholders' Equity	$	463,951

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2019

Revenues	
Commissions and Fees	$ 837,389
Net Trading Gains	232,322
Mutual Funds – Direct Sales	197,742
Interest and Dividends	2,247
Total Revenues	1,269,700
Expenses	
Employee Compensation and Benefits	950,710
Other Operating	163,092
Occupancy	70,896
Commissions and Clearance Fees	56,632
Communications and Data Processing	13,992
Quotation Services	10,860
Interest	324
Total Expenses	1,266,506
Income Before Income Tax Expense	3,194
Income Tax Expense	(3,194)
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2019

	Common Stock	Paid In Capital	Accumulated Gain
Balance, Beginning of Year	$ 321,913	$ 31,969	$ -
Net Income	-	-	-
Balance, End of Year	$ 321,913	$ 31,969	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows From Operating Activities		
Net Income	$	-
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		2,096
Changes in assets and liabilities:		
Accrued Rent		5,782
Receivable from Clearing Organization		(36,261)
Prepaid Expenses and Other Assets		(38,499)
Accrued Payroll and Related Liabilities		62,243
Net Cash Used In Operating Activities		(4,639)
Decrease in Cash		(4,639)
Cash, Beginning of Year		78,635
Cash, End of Year	$	73,996
Supplemental Disclosure Of Cash Flow Information		
Interest Paid	$	324

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2019.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Substantially all revenue is generated through commissions earned for executing trades for clients. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Trading gains are recognized when the underlying securities are sold to the customers while the management fees are billed in advance by the Company at the beginning of each quarter in accordance with the signed agreement with the customers. Interest and dividends are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commissions and sales credits	$ 640,216
Management Fees	Fees	194,698
Trading gains	Net trading gains	232,322
Mutual funds – direct sales	Mutual funds – direct sales	197,742
Other Income	Fees	2,475
Interest and dividends	Interest and dividends	2,247
Total revenue		$ 1,269,700

Deposit with Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial condition.

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years. Depreciation expense was $2,096 for the year ended December 31, 2019.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2019.

The Company is a C corporation and is subject to federal income tax and state income taxes in Pennsylvania.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2019.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2019 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

New Accounting Pronouncement

During February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. The Company adopted ASU No. 2016-02 in the annual report period beginning after December 15, 2018. The Company has recognized in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The adoption of ASU No. 2016-02 did not have a material effect on its results of operations, financial position or cash flows.

2. Income Taxes

A deferred tax liability of $443 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2019. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $2,344. These carryforwards expire beginning in the year 2024.

During 2019 the Company recorded an income tax provision of $3,194 as follows:

Current:		
Federal	$	2,751
State		-
Deferred:		
Federal		443
State		-
Provision for income taxes	$	3,194

3. Operating Lease

The Company has an operating lease for office space. Rent expense was $68,310 for the year ended December 31, 2019. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2019 are as follows:

Year Ending December 31:		
2020	$	38,910
Total	$	38,910

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $337,173 at December 31, 2019, which was $87,173 in excess of its required net capital of $250,000. The Company's net capital ratio was .21 to 1 at December 31, 2019.

5. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $23,170 for the year ended December 31, 2019.

7. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

8. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2019; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditor.

E. E. Powell & Company, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures

Year Ended December 31, 2019

E.E. Powell & Company, Inc.
Table of Contents
December 31, 2019

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholders of E.E. Powell & Company, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by E.E. Powell & Company, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1385*******************MIXED AADC 220
8193 FINRA DEC
E E POWELL & COMPANY INC
200 NORTHPOINTE CIR STE 304
SEVEN FIELDS, PA 16046-7861

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1414.61

B. Less payment made with SIPC-6 filed (**exclude interest**) (713.54)

7-22-2019
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 701.07

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 701.07

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.E. Powell & Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 20 20.

Treasurer / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1269,700
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	265,750
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	56,632
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	187
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3734
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 324	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	324
Total deductions	326,627
2d. SIPC Net Operating Revenues	$ 943,073
2e. General Assessment @ .0015	$ 1414.61
	(to page 1, line 2.A.)

E. E. Powell & Company, Inc.

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of December 31, 2019 and for the period
January 1, 2019 through December 31, 2019

E.E. Powell & Company, Inc.
Table of Contents
December 31, 2019

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) E.E. Powell & Company, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which E.E. Powell & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) E.E. Powell & Company, Inc. stated that E.E. Powell & Company, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. E.E. Powell & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.E. Powell & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 27, 2020

E.E. POWELL & COMPANY, INC.

Investment Securities Since 1929

200 NORTHPOINTE CIRCLE
SUITE 304
SEVEN FIELDS, PA 16046

FINANCIAL INDUSTRY REGULATORY AUTHORITY
SECURITIES INVESTOR PROTECTION CORPORATION

TELEPHONE
(724) 776-7600
(800) 289-7865
FAX
(724) 776-7610

February 10, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report

To whom it may concern:

E.E. Powell & Company Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period January 1, 2019 through December 31, 2019. E.E. Powell & Company Inc. is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with Pershing, and who promptly transmits all customer funds and securities to Pershing who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker/dealer.

E.E. Powell & Company Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2019 through December 31, 2019 without exception.

Best regards,

Andrea Vadas Evancho
Treasurer
Chief Compliance Officer